UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 15, 2014



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Second Amendment to Credit Agreement

On August 15, 2014 (the "Amendment Date"), Dollar Tree, Inc. (the "Company"), through its wholly owned subsidiary Dollar Tree Stores, Inc., entered into an amendment (the "Amendment") to its five-year $750.0 million Credit Agreement (as previously amended by that First Amendment to Credit Agreement, dated as of July 31, 2013, the "Existing Credit Agreement", and as further amended by the Amendment, the "Amended Credit Agreement") with Wells Fargo Bank, N.A, as administrative agent and the lenders party thereto. The Amendment was approved by all of the lenders party to the Existing Credit Agreement.

The Amendment amends the Existing Credit Agreement to facilitate the issuance and/or borrowings of certain third-party debt financing that may be used by the Company or its subsidiaries to finance its pending acquisition of Family Dollar Stores, Inc. (the "Debt Financing") and related escrow arrangements. In particular, the Amendment provides that so long as the proceeds of the Debt Financing are held in escrow (the "Escrow Debt"): (i) any interest expense, and any ticking or commitment fees, attributable to such Escrow Debt will be excluded from "Consolidated Fixed Charges" (as defined in the Amended Credit Agreement), (ii) the principal amount of such Escrow Debt will be excluded from "Total Debt" (as defined in the Amended Credit Agreement) and (iii) liens on deposits with the escrow agent and certain restrictive agreements with respect to the Escrow Debt are permitted. Once the proceeds of any Debt Financing are released to the Company, such Debt Financing will cease to be treated as Escrow Debt for purposes of the Amended Credit Agreement.

The description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure under the heading "Second Amendment to Credit Agreement" in Item 1.01 is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit 10.1	Second Amendment to Credit Agreement, dated as of August 15, 2014, among Dollar Tree Stores, Inc., as borrower, Dollar Tree, Inc., certain subsidiaries of Dollar Tree, Inc. party thereto, as guarantors, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: August 18, 2014

By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 10.1   Second Amendment to Credit Agreement, dated as of August 15, 2014, among Dollar Tree Stores, Inc., as borrower, Dollar Tree, Inc., certain subsidiaries of Dollar Tree, Inc. party thereto, as guarantors, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto.

Exhibit 10.1

SECOND AMENDMENT TO CREDIT AGREEMENT

THIS SECOND AMENDMENT TO CREDIT AGREEMENT, dated as of August 15, 2014 (this "Amendment"), among DOLLAR TREE STORES, INC., a Virginia corporation (the "Borrower"), DOLLAR TREE, INC., a Virginia corporation (the "Parent"), the Domestic Subsidiaries of the Parent party hereto (together with the Parent, collectively, the "Guarantors"), the Lenders (as hereinafter defined) party hereto and WELLS FARGO BANK, NATIONAL ASSOCIATION, as administrative agent on behalf of the Lenders under the Credit Agreement (as hereinafter defined) (in such capacity, the "Administrative Agent"). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Credit Agreement.

W I T N E S S E T H

WHEREAS, the Borrower, the Guarantors, certain banks and financial institutions from time to time party thereto (the "Lenders"), and the Administrative Agent are parties to that certain Credit Agreement, dated as of June 6, 2012 (as amended by that First Amendment to Credit Agreement, dated as of July 31, 2013 and as further amended, modified, extended, restated, replaced or supplemented from time to time, the "Credit Agreement").

WHEREAS, the Credit Parties have requested that the Required Lenders amend certain provisions of the Credit Agreement; and

WHEREAS, the Required Lenders are willing to make such amendments to the Credit Agreement, in accordance with and subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the agreements hereinafter set forth and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1.   Amendments to Credit Agreement
. The Credit Agreement is hereby amended as follows effective on the Amendment Effective Date (as defined below):

(a)   Section 1.1 of the Credit Agreement is amended by inserting the following new definition in the appropriate alphabetical order:

"Acquisition" shall mean the direct or indirect acquisition of Family Dollar by the Parent pursuant to the Merger Agreement.

"Family Dollar" means Family Dollar Stores, Inc., a Delaware corporation.

"Merger Agreement" means that certain Agreement and Plan of Merger, dated as of July 27, 2014, by and among Family Dollar, the Parent and Dime Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent, as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

"Escrow Debt" shall mean any Debt or Indebtedness (including any Guaranty Obligations in respect thereof) of the Parent, any Credit Party and/or one or more Subsidiaries issued for purposes of financing the Acquisition, refinancing Debt or Indebtedness of the Parent, Family Dollar or their subsidiaries in connection with the Acquisition, and paying related premiums, fees and expenses; provided, that such Debt or Indebtedness will only be "Escrow Debt" to the extent that (a) the cash proceeds thereof (together with (i) an additional amount sufficient to fund any special mandatory redemption or repayment premium required to be paid if such Debt or Indebtedness is redeemed or repaid because the Acquisition does not close by the End Date (as defined in the Merger Agreement) and (ii) an additional amount equal to any accrued but unpaid interest on such Debt or Indebtedness as of any applicable date of determination) are on deposit with a third-party escrow agent that is a bank or trust company of nationally recognized standing (the "escrow agent") under arrangements pursuant to which such proceeds will only be released (i) to the Parent, any Credit Party and/or one or more Subsidiaries upon the satisfaction of specified conditions in connection with the closing of the Acquisition or (ii) to fund the payment of interest on or the redemption or repayment of such Debt or Indebtedness pursuant to the terms thereof and (b) no principal payments are required in respect of such Debt or Indebtedness prior to the closing of the Acquisition except to the extent funded from amounts on deposit with the escrow agent, provided, further, that from and after the release of the cash proceeds of such Debt or Indebtedness by the escrow agent, such Debt or Indebtedness shall cease to constitute "Escrow Debt" hereunder.

"Escrow Interest Expense" shall mean any interest expense attributable to Escrow Debt during any period in which it constitutes or constituted Escrow Debt and any ticking or commitment fees payable to investors in any Debt or Indebtedness that is intended to constitute Escrow Debt prior to the initial funding thereof.

(b) The following definitions in Section 1.1 of the Credit Agreement are hereby amended and restated in their entirety as follows:

"2013 Senior Notes" shall mean the senior notes issued by the Borrower pursuant to that certain Note Purchase Agreement dated September 16, 2013 executed by the Borrower, the Parent and the purchasers party thereto, as such senior notes and such Note Purchase Agreement may be amended, restated, modified, extended, supplemented or replaced from time to time; provided, that, (i) the Indebtedness evidenced by such notes shall be unsecured unless the Credit Party Obligations are equally and ratably secured with such notes and (ii) the representations, covenants and events of default in any amendments or modifications to such Indebtedness are not more restrictive on the Credit Parties than the representations, covenants and Events of Default contained in Articles III, V, VI and VII of this Agreement unless the Credit Parties have entered into, or have indicated to the Administrative Agent their agreement to enter into, an amendment to this Agreement, the effect of which is to conform the applicable representations, covenants or Events of Default contained in this Agreement such that they are as restrictive as those contained in the documentation for such Indebtedness. The 2013 Senior Notes shall also include any Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, (collectively, to "Refinance") the 2013 Senior Notes; provided, that the principal amount (or accreted value, if applicable) of such Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the 2013 Senior Notes so Refinanced (plus unpaid accrued interest and premium (including any applicable early redemption or "make-whole" premium) thereon and underwriting discounts, redemption costs, fees, commissions and expenses).

"Consolidated Fixed Charges" shall mean, for any period, the sum of (i) Consolidated Interest Expense (other than Escrow Interest Expense) for such period plus (ii) Consolidated Rental Expense for such period of the Parent and its Subsidiaries on a consolidated basis determined in accordance with GAAP, applied on a consistent basis. The applicable period shall be for the four consecutive quarters ending as of the date of computation.

"Total Debt" shall mean, as of any date of calculation, all Debt of the Parent and its Subsidiaries (other than Escrow Debt), on a consolidated basis.

(c)   The definition of "Permitted Liens" in Section 1.1 of the Credit Agreement is hereby amended by adding the following clause (m) at the end thereof:

"(m) Liens on cash and cash equivalents deposited with the escrow agent with respect to any Escrow Debt."

(d)   The definition of "Permitted Investments" in Section 1.1 of the Credit Agreement is hereby amended by adding the following clause (l) at the end thereof:

"(l) investments in the form of cash or cash equivalents deposited with the escrow agent with respect to any Escrow Debt."

(e)   Section 6.1 of the Credit Agreement is hereby amended by adding the following subclause (h) at the end thereof:

"(h) any Escrow Debt."

(f)   Section 6.9(a) of the Credit Agreement hereby amended by adding the following clause (v) at the end of such Section:

"(v) any document or instrument governing or related to the 2013 Senior Notes or any Escrow Debt."

(g)   Section 6.9(b) of the Credit Agreement hereby amended by adding the following clause (x) at the end thereof:

"(x) any documents or instruments governing or related to any Escrow Debt."

(h)   Section 7.1(d) of the Credit Agreement is hereby amended by adding the following proviso immediately prior to the word "or" at the end thereof:

"; provided that any mandatory redemption or repayment of Escrow Debt shall not be deemed to be a Default or Event of Default under this Section 7.1(d) so long as amounts on deposit with the escrow agent are sufficient to fund such repayment or redemption and such Escrow Debt is repaid or redeemed in accordance with its terms from such amounts;"

SECTION 2.   Closing Conditions.   Section 1 of this Amendment shall become effective as of the day and year set forth above (the "Amendment Effective Date") upon satisfaction of the following conditions (in each case, in form and substance reasonably acceptable to the Administrative Agent):

(a)   Executed Amendment. The Administrative Agent shall have received a copy of this Amendment duly executed by each of the Credit Parties, the Required Lenders and the Administrative Agent.

(b)   Default. After giving effect to this Amendment, no event has occurred and is continuing which constitutes a Default or an Event of Default.

SECTION 3.   Miscellaneous.

(a)   Representations and Warranties of Credit Parties.   Each of the Credit Parties represents and warrants in as follows:

(i)   It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(ii)   This Amendment has been duly executed and delivered by such Person and constitutes such Person's legal, valid and binding obligation, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(iii)   No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such Person of this Amendment.

(iv)   The representations and warranties set forth in Article III of the Credit Agreement are true and correct as of the date hereof (except for those which expressly relate to an earlier date).

(v)   After giving effect to this Amendment, no event has occurred and is continuing which constitutes a Default or an Event of Default.

(b)   Reaffirmation of Credit Party Obligations. Each Credit Party hereby ratifies the Credit Agreement and acknowledges and reaffirms (a) that it is bound by all terms of the Credit Agreement applicable to it, (b) the Credit Agreement remains in full force and effect and (c) that it is responsible for the observance and full performance of its respective Credit Party Obligations.

(b)   Credit Document. This Amendment shall constitute a Credit Document under the terms of the Credit Agreement.

(c)   Expenses. On or promptly after the Amendment Effective Date, the Borrower agrees to pay all reasonable costs and expenses of the Administrative Agent in connection with the preparation, execution and delivery of this Amendment, including without limitation the reasonable fees and expenses of the Administrative Agent's legal counsel.

(d)   Further Assurances. The Credit Parties and the Administrative Agent agree to promptly take such actions as may be necessary to carry out the intent of this Amendment.

(e)   Entirety. This Amendment and the other Credit Documents embody the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, if any, relating to the subject matter hereof.

(f)   Counterparts; Telecopy. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of an executed counterpart to this Amendment by telecopy or other electronic means shall be effective as an original and shall constitute a representation that an original will be delivered.

(g)   GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NORTH CAROLINA.

(h)   Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

(i)   Consent to Jurisdiction; Service of Process; Arbitration; Waiver of Jury Trial. The jurisdiction, service of process, arbitration and waiver of jury trial provisions set forth in Sections 9.14, 9.15 and 9.18 of the Credit Agreement are hereby incorporated by reference, *mutatis mutandis*.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have caused this Amendment to be duly executed on the date first above written.

BORROWER: DOLLAR TREE STORES, INC.,
                                    a Virginia corporation

                                    By: /s/ Roger Dean
                                    Name: Roger Dean
                                    Title: Vice President, Treasurer/Asst Secy

PARENT: DOLLAR TREE, INC.,
                                    a Virginia corporation

                                    By: /s/ Roger Dean
                                    Name: Roger Dean
                                    Title: VP, Treasurer/Asst Secy

GUARANTORS: DOLLAR TREE MANAGEMENT, INC.,
                                    a Virginia corporation

                                    By: /s/ Roger Dean
                                    Name: Roger Dean
                                    Title: VP, Treasurer

                                    DOLLAR TREE DISTRIBUTION, INC.,
                                    a Virginia corporation

                                    By: /s/ Roger Dean
                                    Name: Roger Dean
                                    Title: VP, Treasurer

                                    GREENBRIER INTERNATIONAL, INC.,
                                    a Delaware corporation

                                    By: /s/ Roger Dean
                                    Name: Roger Dean
                                    Title: VP, Treasurer

                                    DOLLAR TREE AIR, INC.,
                                    a Virginia corporation

                                    By: /s/ Kevin S. Wampler
                                    Name: Kevin Wampler
                                    Title: VP

DOLLAR TREE OLLIE'S, LLC,
a Virginia limited liability company

By: /s/ Kevin S. Wampler
Name: Kevin Wampler
Title: Manager

DOLLAR TREE PROPERTIES, INC.,
a Virginia corporation

By: /s/ Kevin S. Wampler
Name: Kevin Wampler
Title: VP

DTD TENNESSEE, INC.,
a Delaware corporation

By: /s/ Roger Dean
Name: Roger Dean
Title: VP, Treasurer

DOLLAR TREE SOURCING COMPANY, LLC,
a Virginia limited liability company

By: /s/ Kevin S. Wampler
Name: Kevin Wampler
Title: CFO

DT REALTY, LLC,
a Virginia limited liability company

By: /s/ Roger Dean
Name: Roger Dean
Title: VP, Treasurer

DT RETAIL PROPERTIES, LLC,
a Virginia limited liability company

By: /s/ Roger Dean
Name: Roger Dean
Title: VP, Treasurer

ADMINISTRATIVE AGENT: WELLS FARGO BANK, NATIONAL ASSOCIATION, as a Lender and as Administrative Agent

By: /s/ Ekta Patel

Name: Ekta Patel

Title: Vice President

LENDERS: Fifth Third Bank, as a Lender

                                  By: /s/ Mary Ramsey
                                  Name: Mary Ramsey
                                  Title: Vice President

LENDERS: BRANCH BANKING AND TRUST COMPANY, as a Lender

                            By: /s/ Jack M. Frost
                            Name: Jack M. Frost
                            Title: Senior Vice President

LENDERS: REGIONS BANK, as a Lender

                            By: /s/ Brand Hosford
                            Name: Brand Hosford
                            Title: Vice President

LENDERS: CITIZENS BANK OF PENNSYLVANIA, as a Lender

                                  By: /s/ Tracy Van Riper
                                  Name: Tracy Van Riper
                                  Title: Senior Vice President

LENDERS: JPMorgan Chase Bank, N.A., as a Lender

                            By: /s/ Sarah Freedman
                            Name: Sarah Freedman
                            Title: Executive Director

LENDERS: PNC Bank, National Association, as a Lender

                                  By: /s/ Shelby L. Davis
                                  Name: Shelby L. Davis
                                  Title: Senior Vice President

LENDERS: HSBC Bank USA, N.A., as a Lender

By: /s/ Darren Pinsker
Name: Darren Pinsker
Title: Senior Vice President

LENDERS: SunTrust Bank, as a Lender

                                      By: /s/ Daniel L. Nichols
                                      Name: Daniel L. Nichols
                                      Title: Vice President

LENDERS: U.S. BANK, NATIONAL ASSOCIATION, as a Lender

                            By: /s/ Frances W. Josephic
                            Name: Frances W. Josephic
                            Title: Vice President

LENDERS: BANK OF AMERICA, N.A., as a Lender

By: /s/ Darren Bielawski
Name: Darren Bielawski
Title: Vice President

LENDERS: ROYAL BANK OF CANADA, as a Lender

                                 By: /s/ Gordon MacArthur
                                 Name: Gordon MacArthur
                                 Title: Authorized Signatory